Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

July 31, 2013

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Tim Buchmiller

Re:

Oak Ridge Micro-Energy, Inc.

Amendment No. 5 to Form 8-K

Filed June 24, 2013

Amendment No. 1 to Form 10-KT for the Transition Period from

June 30, 2012, to December 31, 2012

File No. 000-50032

Dear Mr. Buchmiller:

In response to your letter to Oak Ridge Micro-Energy, Inc. (the “Company”) dated July 9, 2013, we provide the following information:

Amendment No. 5 to Form 8-K filed on June 24, 2013

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information, page 54

1.

We note from pages 51-52 that you include pro forma adjustments and label these adjustments with footnotes (a) – (e).  However, we are unable to locate these footnotes.  Please revise the filing to include footnotes (a) – (e) that clearly explain the assumptions involved related to the pro forma adjustments.

Response:  Footnotes (a) – (e) have been included in the Amended 8-K/A-6, these footnotes were a photograph that was not picked up in the Edgarization process.  We have added this explanatory note on the cover page, “We are amending the Current

Report on Form 8-K to include the pro forma adjustments footnotes on page 55, which were omitted in the previous amendment.”

2.

We note your responses to prior comments 9 and 10.  However, we will defer our evaluation of your responses to these comments until you have included the footnotes to adjustments (a) – (e).

Response:  Please see our response to comment No. 1.

Amendment No. 1 to Form 10-K for the Transition Period from June 30, 2012, to December 31, 2012

Consolidated Financial Statements, page 25

Note 9.  Change in Year End, page 39

3.

We note your response to prior comment 15 and that you removed the pro forma financial statements.  Please explain to us why you are continuing to present the consolidated statement of operations for the twelve months ended December 31, 2012, which consists of the unaudited six months ended June 30, 2012, and six months ended December 31, 2012.

Response:  We have filed the 10-KT in its entirety, as outlined in response to comment No. 4, and we have removed the pro forma financial statements, retaining only the first sentence of note 9 about the change in fiscal year.  We have added this explanatory note on the cover page, “We are amending this Transition Report on Form 10KT/A-2 to change Note 9 of the financial statements to remove the pro forma financial statements on page 39 and to correct the period referenced on Exhibit 32.”

Exhibit 32

4.

We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the Form 10K/A for the period ending December 31, 2011, rather than the period ending December 31, 2012.  Please amend this filing to include the entire filing together with a currently signed and dated certification that references the appropriate period.

Response:  We have made these corrections, and filed the 10-KT in its entirety, including all required and amended Certifications and signatures.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB

cc:

Oak Ridge Micro-Energy, Inc.

Enclosure